SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. )

Filed by the Registrant [ ]
Filed by a Party other than the Registrant [x]

Check the appropriate box:
Preliminary Proxy Statement [x]
Confidential, for Use of the Commission Only (as permitted by
Rule 14a-6(e)(2))
Definitive Proxy Statement
Definitive Additional Materials
Soliciting Material Pursuant to ss.240.14a-11(c) or ss.240.14a-
12

TM Entertainment & Media
(Name of Registrant as Specified in Its Charter)

Opportunity Partners L.P.
Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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Fee computed on table below per Exchange Act Rules 14a-6(i)(4)
and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the
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(4) Proposed maximum aggregate value of transaction:

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CONSENT STATEMENT OF OPPORTUNITY PARTNERS L.P. TO SEEK THE PROMPT DISSOLUTION
OF TM ENTERTAINMENT AND MEDIA, INC.

Opportunity Partners L.P., the soliciting shareholder, is a private investment partnership in the Bulldog Investors group of funds and a shareholder of TM Entertainment and Media, Inc. (TMI). We are seeking the consent of shareholders of TMI of record as of December --, 2008 to (1) adopt a bylaw to take effect immediately to increase the size of the board from four, its current size, to nine directors, and (2) to nominate a slate of directors, each of whom is committed to promptly dissolve TMI, to fill the five open seats thereby created.

REASON FOR THE CONSENT SOLICITATION
As a result of poor market conditions, we believe there is virtually no chance that TMI can complete a transaction by October 17, 2009. As of December 12, 2008,the shares were trading at $7.23 and the trust account had cash of about $7.91 per share. Also, by December 19, 2008, after we publicly disclosed our intention to seek the dissolution of TMI,the price of TMIs warrants had fallen to one cent.
Since TMIs stock price is significantly below the value of the trust account, we believe it is in the best interests of TMIs shareholders to dissolve TMI and thereby allow shareholders to realize the full value of their investment as quickly as possible.

CONSENT PROCEDURE

Section 228 of the Delaware General Corporation Law (DGCL) provides that any action that may be taken at a meeting of TMIs shareholders may be taken without a meeting, without prior notice and without a vote if written consents of the action are signed by the holders of more than 50% of TMIs 12,505,000 outstanding shares and are properly delivered to TMI.

For such an action to be effective, properly unrevoked written consents from shareholders owning more than 50% of TMIs outstanding shares must be delivered to TMI within 60 days of the earliest dated written consent delivered to TMI. If you complete and return a GREEN consent card to us, your shares will aggregated with those of all other shareholders that return GREEN consent cards. If and when we have received what we believe are unrevoked consent cards from the holders of more than 50% of TMIs outstanding shares, we will deliver them to TMI.You may revoke your consent at any time prior to that date by delivering a written revocation to us or to TMI.

If the aforementioned actions become effective as a result of this consent solicitation, Section 228(e) of the DGCL requires TMI to notify stockholders who have not executed written consents as promptly as possible by press release or otherwise.

INCUMBENT AND PROPOSED NOMINEES

The incumbent directors are Theodore S. Green, Malcolm Bird, Jonathan F. Miller and John W. Hyde, each of whom opposes a prompt dissolution of TMI. We seek your elect the following five persons as directors and who are committed to promptly dissolving TMI so that they will constitute a majority of the board:

Gerald Hellerman ( born 1937 ); 5431 NW 21st Avenue, Boca Raton, FL 33496
Mr. Hellerman is a director of MVC Acquisition Corp. and is a director and Chairman of the Audit Committee of MVC Capital, Inc. Mr. Hellerman owns and has served as Managing Director of Hellerman Associates, a financial and corporate consulting firm, since the firms inception in 1993.
He currently serves as a director,chief financial officer and chief compliance officer for The Mexico Equity and Income Fund, Inc. (NYSE: MXE), and is a manager and Chairman of the Audit Committee of the Old Mutual Absolute Return and Emerging Managers fund complex, which consists of six funds, a director of Brantley Capital Corporation and was a director and Chairman of the Audit Committee of AirNet Systems, Inc. until June 2008.

Andrew Dakos (born 1966); Park 80 West, Plaza Two, Suite 750, Saddle Brook, NJ 07663 Mr. Dakos is a self-employed investment advisor and a principal of the general partner of six private investment partnerships in the Bulldog Investors group of funds. He has been a director of the Mexico Equity and Income Fund since 2001 and Brantley Capital Corporation since 2007.

Phillip Goldstein (born 1945); Park 80 West, Plaza Two, Suite 750,Saddle Brook NJ 07663 Mr. Goldstein is an investment advisor and a principal of the general partner of six investment partnerships in the Bulldog Investors group of funds He has been a director of the Mexico Equity and Income Fund since 2000, Brantley Capital Corporation since 2001 and ASA Ltd since 2008.

Rajeev Das(born 1968); Park 80 West, Plaza Two, Suite 750, Saddle Brook,
NJ 07663 Mr. Das Principal of the Bulldog Investors group of funds and Managing Member of the general partner of Opportunity Income Plus L.P.; Director of Mexico Equity and Income Fund, Inc.
(since 2001).  In 2006 he served as director of Brantley Capital Corporation.

Steve Samuels(born 1956); Park 80 West, Plaza Two, Suite 750, Saddle Brook,
NJ 07663 Mr. Samuels is a principal of the general partner of five investment partnerships in the Bulldog Investors group of funds:Opportunity Partners L.P., Opportunity Income Plus Fund L.P.,Full Value Partners L.P., Full Value Special Situations Fund L.P., and Full Value Offshore L.P.

THE SOLICITATION

Persons affiliated with or employed by us or our affiliates may assist us in the solicitation of consents. Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward our solicitation material to the beneficial owners of TMI shares for whom they hold such shares.
We will reimburse these organizations for their reasonable out-of-pocket expenses.

Initially, we will bear all of the expenses related to this consent solicitation. Because we believe that all shareholders of TMI will benefit from this consent solicitation, we intend to seek reimbursement of our expenses from TMI.
Shareholders will not be asked to vote on the reimbursement of our expenses which we estimate will be $20,000.

UNRELATED LITIGATION
On January 31, 2007, the Acting Director of the Securities Division of the Massachusetts Secretary of State (the Secretary) filed a complaint against Opportunity Partners L.P. and certain related parties (the Bulldog Parties) alleging that they violated Massachusetts law by making information about certain unregistered securities available on the Bulldog Investors website and by providing information about such investments to an individual who requested it without first determining that the individual was eligible to invest in such securities. On October 17, 2007, the Secretary issued a cease and desist order and imposed a fine of $25,000 on the Bulldog Parties. On November 15, 2007, the Bulldog Parties filed a timely appeal of the Secretarys order in Massachusetts Superior Court and subsequently filed a motion for summary judgment setting aside and vacating the Secretarys order. That appeal is pending.

On March 23, 2007, the Bulldog Parties filed a lawsuit in Massachusetts Superior Court to enjoin the aforementioned enforcement action on several grounds including that it violates the Bulldog Parties right of free speech under the First Amendment to the U.S. Constitution. On March 25, 2008, the Bulldog Parties filed an amended complaint in Massachusetts Superior Court to include a claim that the Secretary does not have personal jurisdiction over them. A final judgment in that case has not been reached.

As of December --, 2008, Opportunity Partners and affiliated entities beneficially owned -------------- common shares of TMI, all of which were purchased since October 17, 2007. The number of shares sold by Opportunity Partners or its affiliated persons since October 17, 2007 is ---------------.

December --, 2008